Exhibit 14.1

CODE OF BUSINESS CONDUCT AND ETHICS

The following updated code of business ethics was adopted by the board of directors of Nobilis Health Corp. (the “Issuer”) on May 14, 2014.

This Code of Business Conduct and Ethics covers a wide range of business practices and procedures. It does not cover every issue that may arise, but sets out basic principles to guide all directors, managers, officers and employees of the Issuer and its subsidiaries (collectively, “Nobilis Personnel”). All Nobilis Personnel must conduct themselves accordingly and seek to avoid even the appearance of improper behavior.

If a law conflicts with a policy in this Code, Nobilis Personnel must comply with the law. If a local custom or policy conflicts with this Code, Nobilis Personnel must comply with this Code. If you have any questions about these conflicts, you should ask a senior officer of the Issuer how to handle the situation. The corporate counsel or Human Resource Manager is the contact person for any questions regarding the Code (phone: 281-840-5159).

Nobilis Personnel who violate the standards in this Code will be subject to disciplinary action, up to and including immediate termination of their employment or other relationship with the Issuer or its subsidiaries (collectively, the “Nobilis Entities”). If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described below under “Compliance Procedures”.

1.	The Code

A.	Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which the Nobilis Entities’ ethical standards are built and is critical to our reputation and continued success. All Nobilis Personnel must respect and obey the laws of the various jurisdictions in which the Nobilis Entities operate and avoid even the appearance of impropriety. Although not all Nobilis Personnel are expected to know the details of these laws, it is important to know enough to determine when to seek advice from executive members or other appropriate personnel. The corporate counsel is available to assist Nobilis Personnel in determining applicable legal requirements and to seek the advice of legal counsel where appropriate.

B.	Conflicts of Interest

A “conflict of interest” exists when a person’s private interests interfere in any way with the interests of the Nobilis Entities. A conflict of interest can arise when Nobilis Personnel take actions or have interests that may make it difficult for them to perform their work for a Nobilis Entity objectively and effectively. Conflicts of interest also may arise when Nobilis Personnel or members of their families receive improper personal benefits as a result of their positions with a Nobilis Entity.

Conflicts of interest are prohibited as a matter of policy, except as may be approved by the board of directors of the Issuer. Conflicts of interest may not always be clear-cut. If you have a question, you must consult with your supervisor or department head. Any Nobilis Personnel who become aware of a conflict or potential conflict must bring it to the attention of a supervisor or department head and consult the procedures described below under “Compliance Procedures”. Failure to report a known or suspected conflict or potential conflict may itself be deemed a violation of this code.

C.	Confidentiality

Nobilis Personnel must maintain the confidentiality of confidential information entrusted to them by any Nobilis Entity and persons with whom the Nobilis Entities do business, except when disclosure is authorized under the Confidential Information Policy or required by laws or regulations. Confidential information includes but is not limited to all non-public information that might be of use to competitors or harmful to any Nobilis Entity or the person to whom it relates if disclosed. The obligation to preserve the confidentiality of confidential information continues even after Nobilis Personnel cease to have a relationship with the Nobilis Entities.

Nobilis Personnel who have access to confidential information are not permitted to use or share that information for trading purposes or for any other purpose except the conduct of the Nobilis Entities’ business. All Nobilis Personnel must read and abide by the Issuer’s Confidential Information Policy, Disclosure Policy and Insider Trading Policy.

D.	Corporate Opportunities

Nobilis Personnel are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or positions without the consent of the board of directors and from using corporate property, information or positions for improper personal gain. No Nobilis Personnel may compete with any of the Nobilis Entities directly or indirectly. Nobilis Personnel owe a duty to each Nobilis Entity to advance its legitimate interests when the opportunity to do so arises.

E.	Protection and Proper Use of Nobilis Entity Assets

All Nobilis Personnel should endeavor to protect Nobilis Entity assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the profitability of the Nobilis Entities. Any suspected incident of fraud or theft must be reported immediately to your supervisor or department head for investigation.

The obligation of Nobilis Personnel to protect the assets of the Nobilis Entities includes the Nobilis Entities’ proprietary information. Proprietary information includes any information that is not known generally to the public or would be helpful to competitors of any of the Nobilis Entities. Examples of proprietary information include intellectual property (such as trade secrets, patents, trademarks and copyrights), business, marketing and service plans, designs, databases, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Nobilis Entity policy and could be illegal and result in civil or criminal penalties. The obligation to preserve the confidentiality of proprietary information continues even after Nobilis Personnel cease to have a relationship with the Nobilis Entities.

Nobilis Entity assets may never be used for illegal purposes.

F.	Competition and Fair Dealing

The Nobilis Entities seek to excel and to outperform any competitors fairly and honestly through superior performance and not through unethical or illegal business practices. Taking proprietary information without the owner’s consent, inducing disclosure of that information by past or present employees of other persons or using that information is prohibited. Nobilis Personnel must respect the rights of, and deal fairly with, the Nobilis Entities’ competitors and persons with whom the Nobilis Entities have a business relationship. No Nobilis Personnel may take unfair advantage of anyone through illegal conduct, manipulation, concealment, abuse of proprietary information, misrepresentation of material facts or any other intentional unfair-dealing practice. Nor may any Nobilis Personnel act in a manner that may be anti-competitive under anti-trust laws. The corporate counsel is available to assist Nobilis Personnel in determining the application of those laws and to seek the advice of legal counsel where appropriate.

G.	Gifts and Entertainment

Business gifts and entertainment are customary courtesies designed to build goodwill and constructive relationships among business partners. These courtesies may include such things as meals and beverages, tickets to sporting or cultural events, discounts not available to the general public, accommodation and other merchandise or services. In some cultures, they play an important role in business relationships. However, a problem may arise when these courtesies compromise, or appear to compromise, a Nobilis Entity’s ability to make fair and objective business decisions or to gain an unfair advantage.

Offering or receiving any gift, gratuity or entertainment that might be perceived to unfairly influence a business relationship should be avoided. These guidelines apply at all times and do not change during traditional gift-giving seasons.

No gift or entertainment may ever be offered, given, provided, authorized or accepted by any Nobilis Personnel or their family members unless it is not a cash gift, is consistent with customary business practices, is not excessive in value, cannot be construed as a bribe or payoff and does not violate any laws. Strict rules apply when a Nobilis Entity does business with governmental agencies and officials (as discussed in more detail below). Nobilis Personnel must discuss with their supervisor or department head any gifts or proposed gifts about which they have any questions.

H.	Payments to Government Personnel

All Nobilis Personnel must comply with all laws prohibiting improper payments to domestic and foreign officials. Other governments have laws regarding business gifts that may be accepted by government personnel. The promise, offer or delivery to an official or employee of various governments of a gift, favour or other gratuity in violation of these laws would not only violate the Nobilis Entities’ policies but could also be a criminal offence. Illegal payments may not be made to government officials of any country. The corporate counsel can provide guidance to Nobilis Personnel in this area.

I.	Discrimination and Harassment

The diversity of Nobilis Personnel is a tremendous asset. The Nobilis Entities are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. Violence and threatening behavior are not permitted. Nobilis Personnel are encouraged to speak with their direct supervisor when a co-worker’s conduct makes them uncomfortable and to report harassment when it occurs.

J.	Health and Safety

The Nobilis Entities strive to provide all Nobilis Personnel with a safe and healthy work environment. All Nobilis Personnel have responsibility for maintaining a safe and healthy workplace by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions to a supervisor or department head. Being under the influence, or having possession, of illegal drugs in the workplace will not be tolerated. Nobilis Personnel shall report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol.

K.	Accuracy of Records and Reporting

The Nobilis Entities require honest and accurate recording and reporting of information to make responsible business decisions. Each Nobilis Entity’s accounting records are relied upon to produce reports for management, directors, managers, securityholders, governmental agencies and persons with whom the applicable Nobilis Entity does business. All of each Nobilis Entity’s financial statements and the books, records and accounts on which they are based must appropriately reflect such Nobilis Entity’s activities and conform to applicable legal, accounting and auditing requirements and to the Nobilis Entity’s system of internal controls. Unrecorded or “off the books” funds or assets may not be maintained unless required by applicable law or regulation.

All Nobilis Personnel have a responsibility, within the scope of their positions, to ensure that each Nobilis Entity’s accounting records do not contain any false or intentionally misleading entries. The Nobilis Entities do not permit intentional misclassification of transactions as to accounts, departments or accounting records. All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper accounts and in the proper accounting period.

Many Nobilis Personnel use business expense accounts, which must be documented and recorded accurately. If Nobilis Personnel are not sure whether a certain expense is legitimate, a supervisor or department head can provide advice. General rules and guidelines are available from the corporate counsel.

Business records and communications often become public through legal or regulatory proceedings or the media. Nobilis Personnel should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations that can be misunderstood. This requirement applies equally to communications of all kinds, including e-mail, informal notes, internal memos and formal reports.

2.	Waivers of the Code

Any waiver of this Code for directors, managers or executive officers may be made only by the board of directors (or a committee of the board of directors to whom that authority has been delegated) and will be promptly disclosed as required by law or stock exchange regulation.

3.	Reporting and Illegal or unethical Behavior

Each of the Nobilis Entities has a strong commitment to the conduct of its business in a lawful and ethical manner. Nobilis Personnel are required to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. The failure to report such information may itself be deemed a violation of this code. It is the policy of the Nobilis Entities not to allow retaliation for reports of misconduct by others made in good faith. It is, at the same time, unacceptable to file a report knowing that it is false. All Nobilis Personnel are expected to cooperate in internal investigations of misconduct.

4.	Compliance Procedures

All Nobilis Personnel must work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that the Nobilis Entities have a way to approach a new question or problem. These are the steps to keep in mind:

  Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

  Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will help you to focus on the specific question you are faced with and the alternatives you have. Use your judgement and common sense - if something seems like it might possibly be unethical or improper, it probably is.

  Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

  Discuss the problem with your manager. This is the basic guidance for all situations. In many cases, your manager will be more knowledgeable about the question and will appreciate being brought into the decision-making process. Remember that it is your manager’s responsibility to help solve problems.

  Seek help from company resources. In the rare case where it may not be appropriate to discuss an issue with your manager or where you do not feel comfortable approaching your manager with your question, discuss it locally with your supervisor’s manager. If that is not appropriate for any reason, contact the Chief Executive Officer.

  You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. The Nobilis Entities do not permit retaliation of any kind against employees for good faith reports of ethical violations.

  Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.